                                                    Filed by Viant Corporation
                                 pursuant to Rule 425 under the Securities Act
                                          of 1933 and deemed filed pursuant to
                         Rule 14a-12 under the Securities Exchange Act of 1934
                                            Subject Company: Viant Corporation
                                                 Commission File No. 333-90800

     On July 23, 2002, Viant Corporation distributed the following document to employees related to the planned merger between Viant and a wholly owned subsidiary of divine, inc.:


Viant Team,

A few moments ago Viant and divine issued a press release announcing that we have restructured our agreement. We continue to believe that there is great strategic synergy in the Viant-divine combination, and that it remains in the best interest of our shareholders, our employees and our clients for us to complete the merger. We will now move forward to gain shareholder approval and close the transaction.

Under the amended terms, divine will acquire all of the outstanding shares of Viant common stock for an amount of divine Class A common stock equal to $7.5 million divided by an average trading price of divine. This price will be equal to the volume weighted average price for the ten-day period ending two days prior to the closing of the transaction. Under the new terms, the per share trading price for this calculation will not be less than $2.0325 or more than $2.9675, but in no event will divine issue more than 19.99% of its outstanding common stock in the transaction.

In addition to the stock consideration, Viant will distribute cash in the amount of $72.5 million, in the aggregate, to the Viant shareholders of record prior to the consummation of the merger. Based on the number of shares of Viant stock as of July 19 (approx. 49.7 million, which includes the net exercise of the accelerated options), the per share cash distribution is expected to equal approximately $1.46, and should be a return of capital to the extent of a shareholder's basis. (If you have questions about how this pertains to you personally you should consult a financial advisor.)

If we are able to realize certain savings in some of our vendor agreements, the amount of cash and stock payable may also increase by $1.1 million in the aggregate.

Finally, under the revised terms, all outstanding Viant stock options, whether vested or unvested, will accelerate and become fully exercisable. You will be notified prior to the anticipated closing of what the process and terms will be for exercising options. Please note that options must be exercised prior to the closing in order for you to receive payment from the merger.

And, each Vianteer who accepts an offer of employment from divine will be granted upon their start of employment an option for shares of divine Class A common stock. These option grants will be based upon divine's standard new hire option guidelines and will further reflect employees' years of service at Viant.

Both Boards have approved these terms, and because divine will not issue more than 19.99% of its outstanding common stock under the modified terms, the proposed business combination now requires only the approval of Viant shareholders. We expect the transaction to close by mid September.

During the past several months the people of Viant and divine have come to understand each other and to develop a mutual respect and appreciation for each other's energy, skills and talents. Both organizations have put tremendous time, energy and effort into planning for the pending integration of the companies, and communicating with you -- often traveling hundreds of miles to do so. These activities will continue and accelerate as appropriate; Di is in Chicago and will have an update for us later this week.

I know you have been on an emotional roller coaster since we originally announced the merger. This long period of uncertainty and anxiety is coming to a close and we should look forward to a new chapter for Viant. The best thing you can do - for yourselves and for Viant -- is to focus on Q3 and on delivering excellent work to our clients. The integration planning team will share updated timelines with you shortly, and any other information you may need as we approach the shareholder vote and the deal close.

I have been overwhelmed by the continued commitment and devotion to Viant that all of you have exhibited during these challenging times. It is what makes you special.

Thank you,

(bob)

ADDITIONAL INFORMATION: DIVINE HAS FILED A REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE PROPOSED TRANSACTION. VIANT PLANS TO MAIL A PROXY STATEMENT/PROSPECTUS TO VIANT'S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE AMENDED REGISTRATION STATEMENT AND THE AMENDED PROXY STATEMENT/PROSPECTUS FOR THE MERGER CAREFULLY WHEN THEY ARE AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIVINE, VIANT, THE PROPOSED TRANSACTION AND RELATED MATTERS. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to the respective contacts listed at the beginning of this news release.

Viant, and its directors, officers and other regular employees, may be deemed to be participants in the solicitation of proxies from the shareholders of Viant with respect to the transactions contemplated by the merger agreement. Information regarding Viant's directors, officers and other regular employees is included and/or incorporated by reference in the proxy statement/prospectus regarding the proposed transaction that was filed with the SEC on June 19, 2002 and will also be included in the amended proxy statement/prospectus when it is available.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements contained in this news release that are forward-looking are based on current expectations about the Viant transaction, including the contributions Viant is expected to make to divine, as well as divine's future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to divine and are subject to a number of uncertainties and risks, and divine's actual results, performance, prospects or opportunities in 2002 and beyond may differ materially from those expressed in, or implied by, these forward-looking statements. The uncertainties and risks include, but are not limited to: failure of the proposed transaction to close; the risk that Viant's business and other acquired businesses will not be integrated successfully or that divine will incur unanticipated costs of integration; divine's ability to execute its integrated Web-based technology, professional services, and managed applications strategy; divine's ability to develop enterprise Web software and services; the uncertainty of customer demand for enterprise Web software and services; divine's ability to expand its customer base and achieve and maintain profitability; the combined companies' ability to develop new products and services and enhance and support existing products and services; the combined companies' ability to maintain Viant's vendor and strategic partner relationships and retain key employees; divine's ability to predict revenues from project-based engagements; divine's ability to keep pace with technological developments and industry requirements; divine's ability to efficiently manage its growing operations; changes in the market for Internet services and the economy in general, including as a result of any additional terrorist attacks or responses to terrorist attacks; increasing competition from other providers of software solutions and professional services; the extent to which customers want to purchase software applications under hosted subscription based models; divine's ability to address the risks associated with international operations; divine's ability to become cash flow positive before it depletes its cash reserves or becomes insolvent; divine's ability to maintain its Nasdaq listing; and other unanticipated events and conditions. For a detailed discussion of these and other cautionary statements, please refer to the registration statement filed by divine with the SEC relating to this transaction. For further information about risks, uncertainties and contingencies relating to divine and Viant and their respective businesses, please review their most recent respective Forms 10-K and 10-Q filed with the SEC. You should not place undue reliance on these forward-looking statements, which reflect management's analysis, judgment, belief, or expectation only as of the date hereof. Except as required by federal securities laws, divine undertakes no obligation to publicly revise these forward-looking statements or risks, uncertainties, or contingencies to reflect events or circumstances that arise after the date hereof.